SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                      For the period ended December 9, 2002



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F /X/                    Form 40-F / /

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes / /                          No /X/


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     This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718, 333-10726 and 333-100252), the Registration Statement on Form
F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No. 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136,
333-14240, 33-27506 and 333-100556).


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elan                                        Corporate Bulletin

                              FOR IMMEDIATE RELEASE


CONTACTS:
INVESTORS:  (U.S.)         INVESTORS:  (EUROPE)           MEDIA:
Jack Howarth               Emer Reynolds                  Sunny Uberoi
Ph:    212-407-5740        Ph:    353-1-709-4000          Ph:   212-994-8206
       800-252-3526               00800 28352600                800-252-3526



            ELAN COMPLETES ITS AVINZA(TM) LICENSE RESTRUCTURING WITH
                     PAYMENT TO ELAN OF $100 MILLION IN CASH


DUBLIN, Ireland, December 9, 2002 - Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that the amendment to the terms of its development, license and supply agreement with Ligand Pharmaceuticals, Inc. ("Ligand") regarding Avinza(TM) (morphine sulfate extended-release) capsules, previously announced on November 12, 2002, has become effective. As per the terms of the amended agreement, Ligand has made a cash payment of $100 million to Elan.

The proceeds from the amended agreement will form part of Elan's targeted proceeds as outlined in its recovery plan. Elan's cash position will in future periods be dependent on a number of factors, including its asset divestiture program, its balance sheet restructuring, its debt service requirements and its future operating cash flow. In addition to the actions and objectives previously outlined with respect to Elan's recovery plan, Elan may in the future seek to raise additional capital, restructure or refinance its outstanding indebtedness, repurchase its equity securities or its outstanding debt, including its Liquid Yield Option Notes, in the open market or pursuant to privately negotiated transactions, or take a combination of such steps or other steps to increase or manage its liquidity and capital resources. Any such refinancings or repurchases may be material.

Elan Completes its Avinza(TM) License Restructuring with a Payment to Elan of $100 million in Cash


Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgement as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that the funds received from this transaction will have a material contribution to Elan's efforts to, or predict or guarantee Elan's ability to, raise substantial proceeds from the divestment of assets; and the ability to maintain flexibility and maintain sufficient cash, cash equivalents, and investments and other assets capable of being monetised to meet its liquidity requirement. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     ELAN CORPORATION, plc



                                     By:  /s/ William F. Daniel
                                          ----------------------------------
                                          William F. Daniel
                                          Company Secretary

Date: December 9, 2002